PROSPECTUS	FILED PURSUANT TO RULE 424(b)(3) REGISTRATION NO. 333-282786

1,000,000 Class A Ordinary Shares

Kandal M Venture Limited

This Resale Prospectus relates to the resale of 1,000,000 Ordinary Shares by the Resale Shareholder named in this prospectus. We will not receive any of the proceeds from the sale of Class A Ordinary Shares by the Resale Shareholder named in this prospectus.

Any shares sold by the Resale Shareholder covered by this prospectus will only occur after the trading of our Class A Ordinary Shares on the Nasdaq Capital Market, or Nasdaq, begins at prevailing market prices or in privately negotiated prices. The offering price of our Class A Ordinary Shares in our IPO is US$4. Sales of the shares covered by this prospectus shall occur when the Class A Ordinary Shares sold in our IPO begin trading on the Nasdaq. The distribution of securities offered hereby may be effected in one or more transactions that may take place in ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals. The Resale Shareholder will sell its shares at prevailing market prices or in privately negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Resale Shareholder.

Our Class A Ordinary Shares have been approved for listing on Nasdaq, under the ticker symbol “FMFC”.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements. We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, holders of Class A Ordinary Shares will be entitled to one (1) vote per share in respect of matters requiring the votes of shareholders, while holders of Class B Ordinary Shares will be entitled to twenty (20) votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, DMD Venture Limited, our controlling shareholder (the “Controlling Shareholder”) will beneficially own approximately 88.75% of the aggregate voting power of our Company immediately following the completion of the IPO, assuming that the underwriters do not exercise their over-allotment option. See “Risk Factors — Risks Related to our Class A Ordinary Shares — Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.”

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the IPO and the sale of our Class A Ordinary Shares by the Resale Shareholder pursuant to the Resale Prospectus, our Controlling Shareholder, will own 6,560,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares, being 53.11% of our total issued and outstanding Ordinary Shares and representing approximately 88.75% of the total voting power, assuming that the underwriters do not exercise their over-allotment option, and may have the ability to determine matters requiring approval by shareholders. As a result, our Controlling Shareholder will have the ability to control the outcome of certain matters submitted to shareholders for approval through its controlling ownership of the Company, such as the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. See “Risk Factors — Risks Related to our Class A Ordinary Shares — Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders” for further information. However, even if we are deemed as a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Stock Market Rules. See “Risk Factors — Risks Related to our Corporate Structure — We are a “controlled company” within the meaning of the Nasdaq listing rules, and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.”

KMV is a holding company registered and incorporated in the Cayman Islands, and is not a Cambodian operating company. As a holding company with no material operations, we conduct our operations in Cambodia through our operating subsidiary, FMF. This is an offering of the Class A Ordinary Shares of KMV, the holding company incorporated in the Cayman Islands, instead of shares of our operating subsidiary, FMF. You may never directly hold any equity interest in our operating subsidiary.

Unless otherwise stated, references to the “Company”, “Group”, “we”, “us”, and “our” in the prospectus are to KMV, the Cayman Islands entity that will issue the Class A Ordinary Shares being offered in this prospectus. References to “our operating subsidiary” and “operating subsidiary” refer to FMF. Although our ownership interest in FMF is held through intermediate companies in the British Virgin Islands (the “BVI”) and Hong Kong, the structure under which we operate involves unique risks to investors. See “Risk Factors — Risks Related to our Corporate Structure” for further information.

Investing in our Class A Ordinary Shares is highly speculative and involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our Class A Ordinary Shares in “Risk Factors” beginning on page 18 of this prospectus.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer” for additional information.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Resale Prospectus is June 24, 2025.

CONVENTIONS THAT APPLY TO THIS RESALE PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to:

•        “Articles” or “Articles of Association” are to the articles of association of our Company as amended, supplemented or modified from time to time

•        “BVI” is to the British Virgin Islands;

•        “BVI Act” is to the BVI Business Companies Act as amended, supplemented or otherwise modified from time to time;

•        “Cambodia” is to the Kingdom of Cambodia;

•        “Cambodia Factory” is to the production site of FMF located in Kandal Province, Cambodia;

•        “Cambodian Government” is to the Royal Government of Cambodia;

•        “Class A Ordinary Shares” are to the Class A ordinary shares with a par value of US$0.00001 each of KMV;

•        “Class B Ordinary Shares” are to the Class B ordinary shares with a par value of US$0.00001 each of KMV;

•        “Companies Act” is to the Companies Act (As Revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

•        “Controlling Shareholder” is to DMD Venture Limited, which beneficially owns an aggregate of 9,560,000 Ordinary Shares, including 6,560,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares, which will represent approximately 53.11% of the total issued and outstanding Ordinary Shares, representing approximately 88.75% of the total voting power, immediately after the IPO and the sale of our Class A Ordinary Shares by the Resale Shareholder pursuant to the Resale Prospectus, assuming the underwriters do not exercise their over-allotment option;

•        “COVID-19” is to the Coronavirus Disease 2019;

•        “EUR” is to Euro, the legal currency of the European Union;

•        “Exchange Act” is to the U.S. Securities Exchange Act of 1934, as amended;

•        “FMF” is to FMF Manufacturing Co., Ltd., a company established in Cambodia with limited liability, a direct wholly-owned subsidiary of PFL and an indirect wholly-owned subsidiary of KMV and PMV;

•        “HKD” or “HK$” are to the legal currency of Hong Kong;

•        “Hong Kong” is to the Hong Kong Special Administrative Region of the PRC;

•        “IPO” is to an initial public offering of securities;

•        “KHR” is to Riel, the legal currency of Cambodia;

•        “Mainland China” is to the mainland of the People’s Republic of China, excluding for the purpose of this prospectus only, Hong Kong and Macau, and Taiwan;

•        “Memorandum” or “Memorandum of Association” is to the amended and restated memorandum of association of our Company adopted on March 21, 2024 as amended, supplemented and/or otherwise modified from time to time;

•        “Ordinary Shares” or “Shares” are to the Class A Ordinary Shares and the Class B Ordinary Shares;

•        “our operating subsidiary” or “operating subsidiary” is to FMF;

•        “PFL” is to Prospect Focus Limited, a company incorporated in Hong Kong with limited liability, a direct wholly-owned subsidiary of PMV and an indirect wholly-owned subsidiary of KMV;

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•        “PMV” is to Padachi M Venture Limited, a company incorporated in the BVI with limited liability, a direct wholly-owned subsidiary of KMV;

•        “PRC” or “China” is to the People’s Republic of China, including, for the purpose of this prospectus, the special administrative regions of Hong Kong and Macau;

•        “Resale Offering” is to the resale of 1,000,000 Ordinary Shares by the Resale Shareholder named in this prospectus

•        “RMB” are to Renminbi, the legal currency of Mainland China;

•        “Securities Act” is to the U.S. Securities Act of 1933, as amended;

•        “Resale Shareholder” is to DMD Venture Limited, the Resale Shareholder selling its Class A Ordinary Shares pursuant to the Resale Prospectus;

•        “US” is to the United States;

•        “U.S. dollars” or “US$” or “dollars” or “USD” are to the legal currency of the United States;

•        “we”, “us”, “our”, “our Company”, the “Company”, “our Group”, the “Group”, or “KMV” in this prospectus are to Kandal M Venture Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on January 16, 2024, that will issue the Class A Ordinary Shares being offered; and

•        “WTO” is to World Trade Organization.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

KMV is a holding company registered and incorporated in the Cayman Islands with operations conducted in Cambodia through its operating subsidiary, FMF. KMV’s reporting currency is USD.

KMV’s fiscal year ends on March 31. References to a particular “fiscal year” are to our fiscal year ended March 31 of that calendar year. References to a particular “year” are also to our fiscal year ended March 31 of that calendar year unless the text indicates otherwise.

INDUSTRY AND MARKET DATA

We obtained certain industry, market and competitive position data in this prospectus from our own internal estimates, surveys and research and from publicly available information, including industry and general publications and research, surveys and studies conducted by third parties, such as reports by private entities. None of these private entities are affiliated with our Company, and the information contained in this report has not been reviewed or endorsed by any of them.

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors”. These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

TRADEMARKS, SERVICE MARKS, AND TRADE NAMES

Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks, and trade names of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

RESALE PROSPECTUS SUMMARY

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our Class A Ordinary Shares. You should read the entire prospectus carefully, including “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto, in each case included in this prospectus. Unless the context otherwise requires, all references in this prospectus to “we”, “us”, “our”, “our Group”, “our Company”, and “KMV” refer to Kandal M Venture Limited. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision.

Overview

Through FMF, our operating subsidiary, we are a contract manufacturer of affordable luxury leather goods with our manufacturing operations in Cambodia. We primarily manufacture handbags, such as shoulder bag, crossbody bag, tote bag, backpack, top-handle handbag, satchel, and other smaller leather goods, such as wallets. Our customers are well-known global fashion brands that are headquartered in the United States.

With our craftsmanship and extensive knowledge of the leather goods manufacturing process, our product engineers convert our customers’ vision and design into leather goods products. Our products are primarily affordable luxury products that are made of leather and/or other materials.

Our Competitive Strengths

We believe the following competitive strengths differentiate our operating subsidiary from its competitors:

•        Having long-term and strong business relationships with renowned global fashion brands but we cannot assure continued good relationships with them, and they are not obligated in any way to continue placing orders with us at the same or increasing levels, or at all;

•        Having long-term collaborative relationships with our suppliers but their services are susceptible to fluctuations in pricing, timing, and quality, and we have limited control over their operations and compliance with regulations as we do not have long-term contracts with them;

•        Having extensive understanding of leather goods manufacturing process, up-to-date machinery and efficient management resulting in competitive pricing while maintaining quality and high efficiency; and

•        Having experienced management team with extensive knowledge of the leather goods manufacturing industry where we operate but we cannot assure the retention of key executives and personnel necessary to maintain or expand our business, and the loss of any member of our management team could negatively impact our business plan and expansion.

Our Strategies

We aim to accomplish our business objective, further strengthen our market position and continue to be a competitive manufacturer of leather goods by pursing the following key strategies:

•        Broadening our customer base by expanding our geographical market reach to other key markets, including the European markets but failure to implement the growth strategy in a timely or commercially acceptable manner may adversely affect our business growth and operating results;

•        Enhancing our production capacity but failure to implement the growth strategy in a timely or commercially acceptable manner may adversely affect our business growth and operating results; and

•        Establishing a new design and development center for enhancing our product development capabilities but failure to implement the growth strategy in a timely or commercially acceptable manner may adversely affect our business growth and operating results.

Corporate History and Structure

KMV is a holding company registered and incorporated in the Cayman Islands, and is not a Cambodian operating company. As a holding company with no material operations, we conduct our core business operations in Cambodia through our operating subsidiary, FMF.

On April 5, 2017, FMF is the Group’s key operating subsidiary and was established under the laws of Cambodia to engage in the business of leather goods manufacturing. FMF’s skilled craftsmanship and high-quality manufacturing capabilities are the cornerstones of the Group’s operations and reputation, allowing us to attract business from leading global brands. Customers issue letters of authorization directly to FMF which grant FMF the right to produce and export leather goods using their trademarks, and they frequently visit the production site of FMF located in Cambodia to inspect orders and conduct quality checks. PFL was incorporated under the laws of Hong Kong on November 3, 2016 as a trading company for the Group’s material procurement and customer invoicing.

On January 16, 2024, KMV was incorporated under the laws of the Cayman Islands as an exempted company with limited liability and as a holding company. On January 29, 2024, PMV was incorporated under the laws of the BVI as a holding company with KMV as its sole shareholder. As part of the reorganization, on May 29, 2024, PMV acquired the entire issued share capital of PFL, following which PFL was wholly-owned by PMV, and FMF was indirectly wholly-owned by PMV and KMV.

The chart below illustrates our corporate structure and identify our subsidiaries as of the date of this prospectus and upon the IPO and the sale of our Class A Ordinary Shares by the Resale Shareholder pursuant to the Resale Prospectus, assuming the underwriters do not exercise their over-allotment option:

The Controlling Shareholder will hold approximately 3,000,000 Class B Ordinary Shares and 6,560,000 Class A Ordinary Shares, respectively, representing approximately 53.11% of the total issued and outstanding Ordinary Shares and approximately 88.75% of the total voting power, following the IPO and the sale of our Class A Ordinary Shares by the Resale Shareholder pursuant to the Resale Prospectus, assuming the underwriters do not exercise their over-allotment option. We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the IPO and the sale of our Class A Ordinary Shares by the Resale Shareholder pursuant to the Resale Prospectus, our Controlling Shareholder, will own approximately 53.11% of our total issued and outstanding Ordinary Shares, representing approximately 88.75% of the total voting power, assuming that the underwriters do not exercise their over-allotment option, and may have the ability to determine matters requiring approval by shareholders.

Investors are purchasing securities of our holding company, KMV, instead of securities of our operating subsidiary, through which our operations are conducted.

Transfers of Cash to and from Our Subsidiaries

As part of our cash management policies and procedures, our management monitors the cash position of our subsidiaries regularly and prepares budgets on a monthly basis to ensure they have the necessary funds to fulfil their obligations for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our chief financial officer and subject to approval by our board of directors.

Cash is transferred through our organization in the following manner: (i) funds are transferred to FMF, our operating subsidiary in Cambodia, from KMV as needed through our BVI and Hong Kong subsidiaries in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by FMF to KMV through our BVI and Hong Kong subsidiaries.

For KMV to transfer cash to its subsidiaries, KMV is permitted under the Companies Act, the Memorandum and the Articles to provide funding to its subsidiaries incorporated in the BVI, Hong Kong and Cambodia through loans or capital contributions. KMV’s subsidiary incorporated under the laws of the BVI, PMV, has the power and capacity under the laws of the BVI and its memorandum and articles of association (as amended from time to time) to provide funding to its subsidiaries incorporated in Hong Kong. PFL is permitted under the laws of Hong Kong to provide funding to our Cambodian operating subsidiary, FMF.

There are no statutory prohibitions in the Cayman Islands on the granting of financial assistance by a company to another person for the purchase of, or subscription for, its own, its holding company’s or a subsidiary’s shares. Therefore, a company may provide financial assistance provided that the directors of the company, when proposing to grant such financial assistance, discharge their duties of care and act in good faith, for a proper purpose and in the interests of the company. Such assistance should be on an arm’s-length basis. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our Memorandum and Articles provide that dividends may be declared and paid out of profits of our Company, realized or unrealized, or from any reserve set aside from profits which our board of directors determines is no longer needed, or not in the same amount. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the BVI Act, a BVI company may make a dividend distribution to its shareholders if the directors are satisfied, on reasonable grounds, that such BVI company will, immediately after the distribution, satisfy the solvency test, meaning that the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

According to the Companies Ordinance of Hong Kong, dividends could only be paid by PFL out of its distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves, as permitted under Hong Kong law. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between KMV and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions and limitations to distribute earnings from our business and subsidiaries to KMV and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

According to Article 157 of the Law on Commercial Enterprises of Cambodia promulgated on June 19, 2005 and as amended on January 29, 2022 (the “LCE”), subject to any restrictions contained in FMF’s memorandum and articles of association, the directors of FMF may declare dividends out of the company’s surplus or out of its net profits. Article 119 of the LCE provides directors with the power to declare dividends in accordance with accounting principles and the terms of payment of each class of shares entitled to receive dividends. There are no further restrictions contained in FMF’s memorandum and articles of association in relation to the distribution of dividends.

Nevertheless, FMF may not declare or pay a dividend if, as provided under Article 158 of the LCE, there are reasonable grounds for believing that the company is, or after payment would be, unable to pay its liabilities as they become due, or the realizable value of the company’s assets would be less than the aggregate of its liabilities and stated capital of all classes. Directors of FMF who vote for or consent to a resolution authorizing dividend distributions contrary to the provisions of the LCE will be jointly and severally liable to restore to the company any amounts so distributed or paid and directors will be deemed to have consented to such resolution taken at the meeting unless their written dissent is included in the meeting minutes.

Cambodia does not impose any foreign exchange control restrictions which would restrict or prohibit the repatriation of funds by a Cambodian company out of Cambodia, including to pay dividends to its foreign shareholder(s), provided that such transfer is made through an authorized intermediary and further complies with capital maintenance rules and relevant taxation laws and regulations, as discussed in further details below.

By virtue of the Law on Foreign Exchange dated August 22, 1997 (the “LFE”), a bank which holds a banking license issued by the National Bank of Cambodia (“NBC”) is deemed to be “permanently established” in Cambodia and is thereby considered an authorized intermediary. Accordingly, FMF may freely remit and repatriate funds overseas, including in the form of declaration of dividends to PFL, provided such remittance is made through a Cambodian-licensed bank.

Under Article 26 of the Law on Taxation of Cambodia dated May 16, 2023 (“Cambodian Taxation Law”), dividend payments made by FMF to a non-resident taxpayer, such as to its foreign shareholder, is subject to 14% withholding tax (“WHT”). This may be lowered where a Double Taxation Agreement (“DTA”) is in effect. To date, Cambodia has DTAs in effect with Singapore, Mainland China, Brunei, Thailand, Vietnam, the Hong Kong Special Administrative Region, Indonesia, Malaysia, South Korea, the Macao Special Administrative Region and Turkey. As PFL is a legal entity incorporated in Hong Kong and thereby a tax resident of Hong Kong, the WHT on dividend payments made by FMF to PFL is reduced to 10%. Prior approval from the General Department of Taxation of Cambodia (“GDT”) is required to avail any DTA incentives.

FMF is not required to formally report on any transactions involving the sending to, or receiving of funds from, abroad except where FMF makes an investment abroad which is equal to or exceeds United States Dollars One Hundred Thousand (USD100,000). This will be subject to prior declaration to NBC.

Authorized intermediaries are required to provide periodic statements on the outflows and inflows of capital occurring between Cambodia and the rest of the world and are mandated to report any transfer amount which equals or exceeds United States Dollars One Hundred Thousand (USD100,000) to NBC. In addition, any individual who transports into or out of Cambodia means of payment equal to or exceeding United States Dollars Ten Thousand (USD10,000) in foreign currencies or the equivalent amount in domestic currencies shall declare such transfer to the customs officer at border crossings upon arrival in or departure from Cambodia which is thereafter reported to the NBC each month.

See “Dividend Policy”, “Risk Factors — Risks Related to Our Corporate Structure — We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” and “Consolidated Statements of Changes in Equity” in the Report of Independent Registered Public Accounting Firm for more information.

Other than the above, we did not adopt or maintain any cash management policies and procedures dictating the amount of such funding or how funds are transferred and our subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other, to distribute earnings from our subsidiaries to KMV and to settle amounts owed under any applicable agreements as of the date of this prospectus.

During the six months ended September 30, 2024 and the years ended March 31, 2024 and 2023, KMV did not declare or pay any dividends or distributions and there was no transfer of assets among KMV and its subsidiaries.

We do not expect to pay dividends on our Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our operating subsidiary’s business. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Enforcement of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. Substantially all of our assets are located outside the United States. In addition, all of our directors and executive officers are nationals or residents in Singapore, Cambodia or Hong Kong and substantially all of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors. See “Risk Factors — Risks Related to our Class A Ordinary Shares — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Singapore, Cambodia or Hong Kong against us or our directors named in the prospectus based on foreign laws.” for more information.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers to impose liabilities predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the federal securities laws of the United States or the securities law of any state in the United States.

We have been advised by Conyers Dill & Pearman that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands is not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the civil liability provisions of the federal securities laws in the United States without retrial on the merits if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that may be regarded as fines, penalties or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgements from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Conyers Dill & Pearman, our counsel as to the laws of the BVI, has advised us that there is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers to impose liabilities predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the BVI against us or our directors or officers predicated upon the federal securities laws of the United States or the securities law of any state in the United States.

We have been advised by Conyers Dill & Pearman that although there is no statutory enforcement in the BVI of judgments obtained in the federal or state courts of the United States (and the BVI is not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the BVI would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the BVI, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the BVI, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI and (f) there is due compliance with the correct procedures under the laws of the BVI.

Hastings & Co., our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty); and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Sok Siphana & Associates, our counsel as to the laws of Cambodia, has advised us that there is uncertainty as to whether the courts of Cambodia would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Cambodia against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Cambodia and the United States have not entered into any bilateral treaty for the reciprocal enforcement of judicial judgments. As a result, there is uncertainty as to the enforceability in Cambodia of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States. To date, we are unaware of any foreign judgment that has been recognized and enforced, or refused to be recognized and enforced, by the Cambodian courts. Therefore, there are further challenges in understanding exactly how the Cambodian courts will interpret various aspects of the applicable laws related to enforcement of foreign judgments.

There are two key legal processes to have a foreign judgment recognized and enforced in Cambodia. First, an execution judgment must be obtained from a Cambodian court. Then, after the execution judgment is obtained, a request for enforcement of the execution judgment must be made. As any foreign judgment would need to be final and binding to be recognized and enforced, it does not appear possible under the current legal framework to have a Cambodian court recognize and enforce an interlocutory judgment or an order to freeze an asset, as neither is likely to be deemed as a final and binding judgment. While a Cambodian court would need to determine the finality of a foreign judgment, it would not look into the actual merits of the case. A Cambodian court is not permitted to review the substantive merits of the judgment of the foreign court pursuant to Article 352(4) of the Code of Civil Procedure adopted on July 6, 2006 (the “Civil Procedure Code”). Therefore, the courts of Cambodia must not use the grounds that the foreign court made an error of fact, an error of law, or both to refuse to recognize and enforce a foreign judgment.

By virtue of Article 352(1) of the Civil Procedure Code, if a party is seeking the recognition and enforcement of a foreign judgment in Cambodia, then an execution judgment must be obtained from a Cambodian court. To do so, a party must file a motion for recognition and enforcement of the foreign judgment with the Cambodian courts and the party filing such motion shall bear the burden of proof. Pursuant to Articles 199(a) – 199(d) of the Civil Procedure Code, the following four threshold requirements must be met for a final foreign judgment to be deemed valid in Cambodia:

(i)     jurisdiction is properly conferred on the foreign court by law or by treaty;

(ii)    the losing defendant received service of summons or any other order necessary to commence the action, or responded without receiving such summons or order;

(iii)   the contents of the judgment and the procedures followed in the action do not violate the public order or morals of Cambodia; and

(iv)   there is a guarantee of reciprocity between Cambodia and the foreign country in which the court is based.

Without the threshold requirement of a guarantee of reciprocity, such as is found in the Cambodia — Vietnam Judicial Assistance Treaty, Cambodian courts will not recognize and enforce a foreign judgment in Cambodia. Further, Cambodia is not a party to the Hague Convention of June 30, 2005 on Choice of Court Agreements, thus foreign judgments cannot be enforced by way of this multi-lateral treaty.

Infinitus Law Corporation, our counsel as to the laws of Singapore, has advised us that there is no treaty in force between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability would, therefore, not be automatically enforceable in Singapore. An in personam final and conclusive US judgment on its merits for a debt or a definite sum of money (not being a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty) rendered by a court of competent jurisdiction will be recognized in common law in Singapore unless (a) it was procured by fraud; or (b) its enforcement would be contrary to public policy; or (c) the proceedings in which it was obtained were contrary to natural justice. There is uncertainty as to whether judgments of courts in the United States based upon the civil liability of the federal securities laws of the United States would be recognized or enforceable in Singapore.

Summary of Key Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our Class A Ordinary Shares. These risks are discussed more fully in “Risk Factors”. These risks include, but are not limited to, the following:

Risks Related to Doing Business in Cambodia (for a more detailed discussion, see “Risk Factors — Risks Related to Doing Business in Cambodia” beginning on page 18 of this prospectus)

•        Our operations are subject to various laws and regulations in Cambodia (see page 18 of this prospectus).

•        Developments in the social, political, regulatory and economic environment in Cambodia may have a material adverse impact on us (see page 18 of this prospectus).

•        We face the risk that changes in the policies of the Cambodian Government could have a significant impact upon the business we may be able to conduct in Cambodia and the profitability of such business (see page 18 of this prospectus).

•        We may be subject to foreign exchange control policies in Cambodia if imposed by the Cambodian Government (see page 19 of this prospectus).

•        Failure to comply with the U.S. Foreign Corrupt Practices Act and Cambodia anti-corruption laws could subject us to penalties and other adverse consequences. (see page 19 of this prospectus).

•        We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. (see page 19 of this prospectus).

Risks Related to Our Business and Industry (for a more detailed discussion, see “Risk Factors — Risks Related to Our Business and Industry” beginning on page 20 of this prospectus)

•        An unanticipated or prolonged interruption of operations at production facility would have a material and adverse effect on our business, financial conditions and results of operations (see page 20 of this prospectus).

•        Our failure to acquire raw materials or to fill our customers’ orders in a timely and cost-effective manner could materially and adversely affect our business operations (see page 20 of this prospectus)

•        Fluctuations in the prices of our major raw materials could materially and adversely affect our business, financial conditions and results of operations (see page 20 of this prospectus)

•        We rely on a limited number of major customers, of which may reduce or stop making purchase orders for our products (see page 20 of this prospectus).

•        We are dependent on our key executives and personnel (see page 21 of this prospectus).

Risks Related to our Class A Ordinary Shares (for a more detailed discussion, see “Risk Factors — Risks Related to our Class A Ordinary Shares” beginning on page 29 of this prospectus)

•        Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B Ordinary Shares may view as beneficial. (see page 29 of this prospectus).

•        We cannot predict the effect our dual-class structure may have on the market price of our Class A Ordinary Shares. (see page 29 of this prospectus).

•        There has been no public market for our Class A Ordinary Shares prior to the IPO, and you may not be able to resell our Class A Ordinary Shares at or above the price you pay for them, or at all (see page 30 of this prospectus).

•        Our Class A Ordinary Shares are expected to initially trade under US$5.00 per share and thus would be known as “penny stock.” Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A Ordinary Shares (see page 30 of this prospectus).

•        Volatility in the price of our Class A Ordinary Shares may subject us to securities litigation (see page 30 of this prospectus).

•        The market price of our Class A Ordinary Shares may be highly volatile, and you could lose all or part of your investment (see page 31 of this prospectus).

•        The IPO price and Resale Offering price could differ (see page 38 of this prospectus).

•        The future sales of Ordinary Shares by existing shareholders, including the sales pursuant to the Resale Prospectus, may adversely affect the market price of our Ordinary Share. (see page 39 of this prospectus).

Risks Related to our Corporate Structure (for a more detailed discussion, see “Risk Factors — Risks Related to our Corporate Structure” beginning on page 39 of this prospectus)

•        Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders. (see page 39 of this prospectus).

•        Our ultimate controlling shareholders’ shareholdings in companies with similar businesses may lead to conflicts of interest with our Company and our other shareholders. (see page 39 of this prospectus).

•        Certain of our directors and officers may allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. (see page 40 of this prospectus).

•        We are a “controlled company” within the meaning of the Nasdaq listing rules, and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. (see page 40 of this prospectus).

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis;”

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay”, “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of the IPO; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

IMPLICATIONS OF BEING A FOREIGN PRIVATE ISSUER

We are a “foreign private issuer” within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions of the Exchange Act that are applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation Fair Disclosure aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        our officers, directors and principal shareholders are not required to comply with Section 16 of the Exchange Act requiring them to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s notification of non-compliance requirement (Rule 5625), the voting rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance standards, we intend to comply with the Nasdaq corporate governance standards applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

IMPLICATIONS OF BEING A CONTROLLED COMPANY

Controlled companies are exempt from the majority of independent director requirements. Controlled companies are subject to an exemption from Nasdaq standards requiring that the board of a listed company consist of a majority of independent directors within one year of the listing date.

Public Companies that qualify as a “controlled company” with securities listed on the Nasdaq, must comply with the exchange’s continued listing standards to maintain their listings. Nasdaq has adopted qualitative listing standards. Companies that do not comply with these corporate governance requirements may lose their listing status. Under the Nasdaq rules, a “controlled company” is a company with more than 50% of its voting power held by a single person, entity or group. Under Nasdaq rules, a “controlled company” is exempt from certain corporate governance requirements including:

•        the requirement that a majority of the board of directors consist of independent directors;

•        the requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•        the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

Controlled companies must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

Upon the IPO and the sale of our Class A Ordinary Shares by the Resale Shareholder pursuant to the Resale Prospectus, the outstanding shares of KMV will consist of 18,000,000 Ordinary Shares, assuming the underwriters do not exercise their over-allotment option to purchase additional Class A Ordinary Shares, or 18,300,000 Ordinary Shares, assuming the over-allotment option is exercised in full. Immediately after the IPO, our Controlling Shareholder will own approximately 53.11% of our total issued and outstanding Ordinary Shares, representing approximately 88.75% of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or approximately 52.24% of our total issued and outstanding Ordinary Shares, representing approximately 88.39% of the total voting power, assuming that the over-allotment option is exercised in full. As a result, we will be a “controlled company” as defined under Nasdaq Listing Rule 5615(c) because our Controlling Shareholder will hold more than 50% of the voting power for the election of directors, and our Controlling Shareholder may have the ability to determine matters requiring approval by shareholders. As a “controlled company”, we are permitted to elect not to comply with certain corporate governance requirements. We do not plan to rely on these exemptions, but we may elect to do so after the IPO.

If we elected to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors, our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of the offering, and you would not have the same protection afforded to shareholders of companies that are subject to Nasdaq’s corporate governance rules.

IMPACT OF COVID-19

Since late December 2019, the outbreak of COVID-19 spread rapidly throughout Mainland China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “Public Health Emergency of International Concern” (“PHEIC”), and later on March 11, 2020 a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, COVID-19 vaccination program had been greatly promoted around the globe. While the spread of COVID-19 was substantially controlled in 2021, several types of COVID-19 variants emerged in different parts of the world and restrictions were re-imposed from time to time in certain cities to combat sporadic outbreaks.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

•        The Cambodia Factory was affected by the implementation of the Law on Preventative Measures Against the Spread of COVID-19 and other Severe and Dangerous Contagious Diseases (the “COVID-19 Law”) adopted on March 11, 2021. The Cambodian Government used the COVID-19 Law to issue the Decision on Lockdown of Phnom Penh Capital and Takhmao City of Kandal Province to Prevent the Spread of Covid-19 on April 14, 2021 where we were required to close the Cambodia Factory temporarily from April 15 to April 28, 2021, as the relevant local authorities mandated prevention measures in Kandal Province due to Omicron variant of COVID-19. However, it is important to note that the Cambodian Government never fully shut down the factories in entirety after the pandemic took place. The production capacity of the Cambodia Factory was affected by the lockdown. However, the fulfilment of customer orders was not significantly affected as customers had already reduced their order quantities in anticipation of decreased sales volume caused by the COVID-19. As a result, the Cambodia Factory was able to meet customer demand despite the challenges posed by the pandemic.

•        Following the promulgation of the COVID-19 Law, the Cambodian Government issued several regulations, including but not limited to:

(i)     Sub-Decree No. 37 on Health Measures to Prevent the Spread of COVID-19 and Other Contagious Diseases dated March 12, 2021 (“Sub-Decree No. 37”);

(ii)    Sub-Decree No. 27 on Quarantine Measures to Prevent the Spread of COVID-19 dated February 18, 2021 (“Sub-Decree No. 27”); and

(iii)   Sub-Decree No. 28 on Amendment on Article 8 of Sub-Decree No. 129 dated September 17, 2015 on Health Measures to Prevent and Respond to International Spread of Diseases through Border Gateway dated February 18, 2021 (“Sub-Decree No. 28”).

•        Under Sub-Decree No. 37, employers of all enterprises were required to comply with cleaning and hygiene measures and social distancing measures.

In the event of failure to comply with the above obligations, the enterprises, would be subject to a warning and guidance from the authorities. Continued non-compliance could lead to monetary fines ranging from KHR2,000,000 (approximately USD500) to KHR10,000,000 (approximately USD2,500). In addition to this, the competent authorities might impose administrative penalties stipulated under the COVID-19 Law which is in conformity with Sub-Decree No. 37.

•        In conformity with Sub-Decree No. 27, quarantine shall apply to all Cambodian and foreigners traveling from abroad to Cambodia through all means, and any person that has direct or indirect contact with a person infected with COVID-19 or suspected to have COVID-19. Quarantine will take place at a quarantine center, or any other places as determined by the Ministry of Health or competent sub-national administration. Non-compliance or escaping from the quarantine place during the quarantine period can result in a fine from KHR1,000,000 (approximately USD250) to KHR5,000,000 (approximately USD1,250).

•        Sub-Decree No. 28 was issued in order to curb the cross-border spread of COVID-19. Pursuant to this Sub-Decree, the passengers and drivers of transport vehicles shall adhere to control conducts by quarantine officers. Any escape or non-cooperative acts with the quarantine officers in implementing health measures or which does not fulfill prescribed formalities shall be subject to a fine from KHR1,000,000 (approximately USD250) to KHR5,000,000 (approximately USD1,250). Any person who initiates, directs, instructs, incites, persuades, or deliberately facilitates a passenger or driver of a transport vehicles to evade inspection or implementation of quarantine measures shall be subject to a fine from KHR10,000,000 (approximately USD2,500) to KHR50,000,000 (approximately USD12,500).

•        In the years following COVID-19, the Cambodian Government introduced certain strategic frameworks to help boost and revive the garment sector, and to mitigate the impacts felt by the pandemic. On December 22, 2021, the Cambodian Government officially launched the “Strategic Framework and Programmes for Economic Recovery in the Context of Living with COVID-19 in a New Normal 2021-2023”, tailored to strengthen the country’s socio-economic resilience and growth in the immediate-and-medium term. Subsequently, the Supreme National Economic Council released a “Development Strategy on Cambodia’s Garment, Footwear, and Bag Production Sector 2022-2027” in the following year on March 21, 2022, aiming to develop this sector into an industry that is environmentally sustainable and resilient, has high value-add, is highly competitive, and acts as a fundamental support for economic diversification by implementing various measures, for instance, improving working conditions and welfare for workers and promoting market diversification for exports of garment, footwear, and travel goods.

The Cambodian Government provided financial assistance to workers in the garment, footwear, travel goods, and bags sector, upon receipt of suspension of employment contract permits from MLVT. This included USD40 per month per person from June 2020 to December 2021 and supplemented by an additional USD30 per month from employers.

According to the World Health Organization (the “WHO”), the COVID-19 pandemic “has been on a downward trend” with immunity increasing due to increasing administration of vaccines globally. Whilst there are remaining uncertainties posted by the potential evolution of COVID-19, the WHO Director-General announced on May 5, 2023 that COVID-19 no longer constitutes a PHEIC and is now an established and ongoing health issue, concurring with the advice of the IHR Emergency Committee of the WHO. Notwithstanding such announcement, disruptions like general slowdown in economic conditions globally and volatility in the capital markets posed by COVID-19 are far-reaching and prevalent. The extent to which COVID-19 impacts our operating subsidiary’s business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operating subsidiary’s ability to pursue its business objectives may be materially adversely affected. In addition, our ability to raise equity and debt financing which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all. We will continue to closely monitor the situation throughout 2024 and beyond.

CORPORATE INFORMATION

Our principal executive office is located at Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia. Our telephone number is +855-23425205. Our registered office in the Cayman Islands is located at the office of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our website is www.kandalmv.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

THE RESALE OFFERING

Below is a summary of the terms of the offering:-

Issuer:	Kandal M Venture Limited
Shares being offered by the Resale Shareholder:	1,000,000 Class A Ordinary Shares
Ordinary Shares being offered by us:	0 Class A Ordinary Share
Number of Ordinary Shares outstanding before the Resale Offering:	16,000,000 Ordinary Shares including 13,000,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares
Number of Ordinary Shares to be outstanding after the Resale Offering:

18,000,000 Ordinary Shares, including 15,000,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option

18,300,000 Ordinary Shares, including 15,300,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares, assuming full exercise of the underwriters’ over-allotment option

Use of proceeds:	We will not receive any of the proceeds from the sale of the Class A Ordinary Shares by the Resale Shareholder named in this Resale Prospectus.

Unless otherwise indicated, all information contained in this Resale Prospectus assumes no exercise of the underwriters’ over-allotment option and is based on 16,000,000 Ordinary Shares outstanding as of the date of this Resale Prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the Ordinary Shares by the Resale Shareholder.

RESALE SHAREHOLDER

The following table sets forth the names of the Resale Shareholder, the number of Ordinary Shares owned by such Resale Shareholder immediately prior to the date of this Resale Prospectus and the number of Shares to be offered by the Resale Shareholder pursuant to this Resale Prospectus. The table also provides information regarding the beneficial ownership of our Ordinary Shares by the Resale Shareholder as adjusted to reflect the assumed sale of all of the Shares offered under this Resale Prospectus.

Percentages of beneficial ownership before the Resale Offering are based on 16,000,000 Ordinary Shares outstanding as at the date of this Resale Prospectus. Beneficial ownership is based on information furnished by the Resale Shareholder. Unless otherwise indicated and subject to community property laws where applicable, the Resale Shareholder named in the following table has, to our knowledge, sole voting and investment power with respect to the Shares beneficially owned by him, her or it.

The Resale Shareholders is not a broker dealer or an affiliate of a broker dealer. The Resale Shareholders has no agreement or understanding to distribute any of the Ordinary Shares being registered. The Resale Shareholder may offer for sale from time to time any or all of the Shares, subject to the agreements described in the “Resale Shareholders Plan of Distribution.” The table below assumes that the Resale Shareholders will sell all of the Shares offered for sale hereby:

Name of Selling Shareholder	Ordinary Shares Beneficially Owned Prior to Offering		Percentage Ownership Prior to Offering	Percentage Voting Power Prior to Offering	Number of Class A Ordinary Shares to be Sold	Number of Ordinary Shares Owned After Offering		Percentage Ownership After Offering(1)	Percentage Voting Power After Offering(1)
	Class A	Class B				Class A	Class B
DMD Venture Limited(2)	7,560,000	3,000,000	66.0%	92.55%	1,000,000	6,560,000	3,000,000	53.11%	88.75%

____________

(1)      Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of Ordinary Shares beneficially owned by a person and the percentage ownership of that person, securities that are currently convertible or exercisable into Class A Ordinary Shares, or convertible or exercisable into our Class A Ordinary Shares within 60 days of the date hereof are deemed outstanding. Such Shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the above table, the Resale Shareholder named in the table has sole voting and investment power with respect to the Shares set forth opposite such shareholder’s name.

(2)      The address of DMD Venture Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. DMD Venture Limited owns 66% of the issued Shares of the Company. 55% and 45% of the issued shares of DMD Venture Limited are legally and beneficially owned by Mr. Tai Wai David Miao and Mr. Duncan Miao, respectively. Mr. Tai Wai David Miao is Mr. Duncan Miao’s father. See “Principal Shareholders” in the Public Offering Prospectus for more information.

RESALE SHAREHOLDER PLAN OF DISTRIBUTION

The Resale Shareholder and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their Ordinary Shares being offered under this Resale Prospectus on any stock exchange, market or trading facility on which our Ordinary Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Resale Shareholder may use any one or more of the following methods when disposing of Shares:

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades in which the broker-dealer will attempt to sell the Shares as agent but may position; and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        to cover short sales made after the date that the registration statement of which this Resale Prospectus is a part is declared effective by the SEC;

•        broker-dealers may agree with the Resale Shareholder to sell a specified number of such Shares at a stipulated price per share;

•        a combination of any of these methods of sale; and

•        any other method permitted pursuant to applicable law.

The Shares may also be sold under Rule 144 under the Securities Act of 1933, as amended, if available for a Resale Shareholder, rather than under this Resale Prospectus. The Resale Shareholder have the sole and absolute discretion not to accept any purchase offer or make any sale of Shares if they deem the purchase price to be unsatisfactory at any particular time.

The Resale Shareholder may pledge their Shares to its broker under the margin provisions of customer agreements. If the Resale Shareholder default on a margin loan, the broker may, from time to time, offer and sell the pledged Shares.

Broker-dealers engaged by the Resale Shareholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Resale Shareholder (or, if any broker-dealer acts as agent for the purchaser of Shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of Shares offered under this Resale Prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this Resale Prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The Resale Shareholder and any broker-dealers or agents that are involved in selling the Shares offered under this Resale Prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting discount under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell Shares offered under this Resale Prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this Resale Prospectus or, if required, in a replacement resale prospectus included in a post-effective amendment to the registration statement of which this Resale Prospectus is a part.

The Resale Shareholder and any other persons participating in the sale or distribution of the Shares offered under this Resale Prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the Shares by, the Resale Shareholder or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the Shares.

Rule 2710 requires members firms to satisfy the filing requirements of Rule 2710 in connection with the resale, on behalf of the Resale Shareholder, of the securities on a principal or agency basis. NASD Notice to Members 88-101 states that in the event a Resale Shareholder intends to sell any of the Shares registered for resale in this Resale Prospectus through a member of FINRA participating in a distribution of our securities, such member is responsible for insuring that a timely filing, if required, is first made with the Corporate Finance Department of FINRA and disclosing to FINRA the following:

•        it intends to take possession of the registered securities or to facilitate the transfer of such certificates;

•        the complete details of how the Resale Shareholder’s Shares are and will be held, including location of the particular accounts;

•        whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the Resale Shareholder, including details regarding any such transactions; and

•        in the event any of the securities offered by the Resale Shareholder are sold, transferred, assigned or hypothecated by any Resale Shareholder in a transaction that directly or indirectly involves a member firm of FINRA or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of FINRA for review.

No FINRA member firm may receive compensation in excess of that allowable under FINRA rules, including Rule 2710, in connection with the resale of the securities by the Resale Shareholder.

If any of the Ordinary Shares offered for sale pursuant to this Resale Prospectus are transferred other than pursuant to a sale under this Resale Prospectus, then subsequent holders could not use this Resale Prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether the Resale Shareholder will sell all or any portion of the Shares offered under this Resale Prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the Shares being offered under this Resale Prospectus. However, each Resale Shareholder and purchaser is responsible for paying any discount, and similar selling expenses they incur.

We and the Resale Shareholder have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this Resale Prospectus, including liabilities under the Securities Act.

LEGAL MATTERS

We are being represented by Loeb & Loeb LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Ordinary Shares offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman.

KANDAL M VENTURE LIMITED

1,000,000 Class A Ordinary Shares

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RESALE PROSPECTUS

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June 24, 2025

You should rely only on the information contained in this Resale Prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this Resale Prospectus. This Resale Prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this Resale Prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or the sale of these securities.

Until July 20, 2025, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter with respect to their unsold subscriptions.

The date of this Resale Prospectus is June 24, 2025